Amended

15049099

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 16 2015
Washington DC
404

ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

SEC FILE NUMBER
8-42004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-14 (MM/DD/YY) AND ENDING 12-31-14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CURREN & CO.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 Main Street, Suite 325
(No. and Street)

Irvine (City) California (State) 92614 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bill F. Curren 949-476-3230
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anton & Chia
(Name - if individual, state last, first, middle name)

5401 Jamboree Road, Suite 540, Newport Beach, CA 92660
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bill F. Curren, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Curren & Company, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

See attached

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of XXXXXXXXXXXXXXXXXX Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditors Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

~~See~~ Attached Document (Notary to cross out lines 1–6 below)
See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange

S. MASON
Commission # 2026500
Notary Public - California
Orange County
My Comm. Expires Jun 24, 2017

Seal
Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me on this 27 day of February, 2015, by
Date *Month* *Year*
(1) Bill F. Gurren
(and (2) ______________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature S. Mason
Signature of Notary Public

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: Annual Audited Report **Document Date:** 2-27-15
Number of Pages: 2 **Signer(s) Other Than Named Above:** None

ANTON & CHIA

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director and Shareholder
of Curren & Company

We have audited the accompanying financial statements of Curren & Company (the "Company") (a California corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of Net Capital Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Anton & Chia, LLP

Newport Beach, CA

February 25, 2015

CURREN & COMPANY
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Cash in bank	$ 52,074
Deposit – clearing agent	86,716
Marketable securities	104,029
Other receivable – employees	9,326
Prepaid expenses	6,632
Deferred tax asset	3,158
Other assets	6,779
Total Assets	$ 268,714

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses		$ 8,240
Payables to broker/dealer – clearance account		23,173
Income taxes payable		5,397
Accrued occupancy costs		2,537
Total Liabilities		39,347
Stockholder's Equity:		
Common stock without par value; authorized, issued and outstanding, 100 shares	$ 54,758	
Additional paid-in capital	69,000	
Retained earnings	105,609	
Total Stockholder's Equity		229,367
Total Liabilities and Stockholder's Equity		$ 268,714

The accompanying notes are an integral part of these financial statements.

CURREN & COMPANY
STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2014

Revenues:		
Commissions		$ 673,582
Interest and dividends		1,137
Realized and unrealized gains		6,911
Total Revenues		681,630
Expenses:		
Employee compensation and benefits	$ 503,464	
Rent	63,139	
Floor brokerage, exchange clearance and regulatory fees	24,681	
Outside services	8,736	
Office expenses	26,182	
Telephone	10,596	
Professional fees	11,582	
Other expenses	2,929	
Total Expenses		651,309
Income Before Income Taxes		30,321
Income Taxes:		
Current	5,984	
Deferred	(968)	
Total Income Taxes		5,016
Net Income		$ 25,305

The accompanying notes are an integral part of these financial statements.

CURREN & COMPANY

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2014

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December.31, 2013	$ 54,758	$ 69,000	$ 80,304	$ 204,062
Net Income for the Year Ended December 31, 2014	-	-	25,305	25,305
Balance at December 31, 2014	$ 54,758	$ 69,000	$ 105,609	$ 229,367

The accompanying notes are an integral part of these financial statements.

CURREN & COMPANY
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2014

Cash Flows from Operating Activities:		
Net income		$ 25,305
Unrealized gains	$ (6,911)	
Decrease in deposit – clearing agent	9,532	
Decrease in prepaid expenses	10,224	
Increase in deferred tax asset	(968)	
Decrease in payables and accrued expenses	(3,250)	
Decrease in accrued occupancy expenses	(13,023)	
Increase in income tax payable	4,597	
Total Adjustments		201
Net Cash Flows Provided by Operating Activities		25,506
Cash Flows from Investing Activities:		
Increase in marketable securities	(28,704)	
Unrealized and realized gains and losses	6,911	
Net Cash Flows (Applied to) Investing Activities		(21,793)
Cash Flows from Financial Activities:		
Increase in payables to broker/dealer - clearance account	21,932	
Net Cash Flows Provided by Financing Activities		21,932
Net Increase in Cash		25,645
Cash - beginning of year		26,429
Cash - end of year		$ 52,074

SUPPLEMENTAL CASH INFORMATION

Cash payments for income taxes	$ 1,208
Cash payments for interest	$ -0-

The accompanying notes are an integral part of these financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining its only office in Irvine, California. The Company is subject to a minimum net capital requirement of $100,000 pursuant to SEC Rule 15c3-1 and operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. The Company acts as an introducing broker/dealer and clears transactions on a fully disclosed basis through a clearing agent. The Company requires no collateral for its receivables and, thus, is subject to the inherent risks in the economy.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting. Security transactions and related commissions are recorded on the trade-date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates. Actual results could differ from those estimates.

SIPC

The SIPC assessment has been determined fairly in accordance with applicable instructions and was remitted timely.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. As of December 31, 2014, the Company had no cash equivalents.

Marketable Securities/Fair Value

The Company complies with current standards with respect to "Fair Value Measurements." The standards define fair value, thereby eliminating inconsistencies in guidance found in various prior accounting pronouncements, and increases disclosures surrounding fair value calculations. The standards establish a three-tiered fair value hierarchy that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as follows:

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Level 1 – Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Company at the measurement date.

Level 2 – Valuations based on inputs that are observable in the marketplace other than those inputs classified as Level 1.

Level 3 – Valuations based on inputs that are unobservable in the marketplace and significant to the valuation.

The standards also require the Company to maximize the use of observable inputs and minimize the use of unobservable inputs. If a financial instrument uses inputs that fall in different levels of hierarchy, the instrument will be categorized based upon the lowest level of input that is significant to their fair value calculation.

Clearing Organizations

The Company has an agreement with another securities broker and dealer to act as a clearing organization for the Company. The clearing organization clears all security transactions and maintains customer accounts.

Revenue Recognition

Revenue associated with the Company's securities' transactions is recognized on a settle date basis. Securities owned and contracts to purchase securities in the future are recorded at market value and, accordingly, any changes in market value are recognized in the statement of income. Market value is determined based on active exchanges (established exchanges and "over-the-counter" exchanges) in the United States.

(2) PROPERTY AND EQUIPMENT

Furniture and computer equipment are stated at cost. Depreciation is provided by the straight-line method over estimated useful lives of seven and five years, respectively. At December 31, 2014, the financial statement memorandum account for fixed assets consisted of the following:

Equipment	$ 28,513
Computers	6,654
Total	35,167
Accumulated depreciation	(35,167)
Net book value	$ -0-

(3) SECURITIES OWNED AT MARKET VALUE

The Company holds trading securities which are stated at fair market value as of December 31, 2014 (Level 1 in the hierarchy established by current standards). These securities are listed on national exchanges and the fair value is determined based on published market prices. Proceeds from the sale of investment securities available for sale were $673,582 in 2014: gross realized gains included in income in 2014 were $6,911. At December 31, 2014, the securities held had a market value of $104,029.

(4) INCOME TAXES

The provision for income taxes consists of the following:

	Federal	State	Total
Current	$ 3,619	$ 2,365	$ 5,984
Deferred	(968)	-	(968)
Total	$ 2,651	$ 2,365	$ 5,016

The Company complies with current accounting standards which presents an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events recognized in the Company's financial statements in different periods from the tax returns. In estimating future tax consequences, the current standards generally consider all expected future events other than enactment of changes in law or rates. At December 31, 2014 deferred tax assets were not material.

The Company is recognizing a deferred tax asset of $3,158 as a result of a capital loss carryforward of $26,497.

The Company is subject to US Income taxes and California income taxes. Management considers the likelihood of changes by taxing authorities in its filed income tax returns and recognizes a liability for or discloses potential changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions in filed income tax returns that require recognition or disclosure in the accompanying financial statements. The Company's income tax returns for the past four years are subject to examination by tax authorities, and may change upon examination.

(5) PROFIT-SHARING PLAN

The Company adopted a profit-sharing plan on December 27, 1997, covering all employees after the completion of one-year of eligibility service. No contributions were made during 2014.

(6) COMMITMENTS AND CONTINGENCIES

The Company leases office space and signed a lease in 2012 for the period August 1, 2012 through July 1, 2015. The Company received a three month rent holiday and an $11,983 cash payment from the landlord. These incentives are amortized on a straight-line basis over the three years of the lease. As of December 31, 2014, the Company had $63,138.87 in rent expenses.

The following is a schedule of the annual lease (rent) payments due.

Year Ended December 31	Amount
2015	$ 43,140

(7) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance which was January 17, 2015. No transactions or events were found that were material enough to require recognition in the financial statements.

(8) NET CAPITAL

The Company is subject to a $100,000 minimum capital requirement pursuant to SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2014, the net capital was $186,358 which exceeded the required minimum capital by $86,358. The aggregate indebtedness to net capital ratio was .21 to 1.

CURREN & COMPANY
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2014

Total ownership equity		$ 229,367
Less non-allowable assets:		
Receivables – Employees	$ 9,326	
Prepaid expenses	6,461	
Prepaid Payroll taxes	171	
Other assets	6,779	
Deferred tax asset	3,158	(25,895)
Net capital before haircuts		203,472
Haircuts:		
Marketable securities (15% of FMV)	15,604	
Undue concentration (15%, where applicable)	1,510	(17,114)
Net capital		$ 186,358

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 2,623
Minimum dollar net capital required	$ 100,000
Net capital requirement (greater of above two figures)	$ 100,000
Excess net capital	$ 86,358

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total aggregate indebtedness	$ 39,347
Ratio of aggregate indebtedness to net capital	.21 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

The computation of net capital as reported in the unaudited part IIA filing agrees with the audited net capital as reported above.

CURREN & COMPANY
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2014

Not Applicable – The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

CURREN & COMPANY
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2014

Not Applicable – The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

ANTON & CHIA

CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c-3-3

The Board of Directors and Shareholder
Curren & Company
Irvine, CA

In planning and performing out audit of the financial statements of Curren & Company (the "Company") as of and for the year ended December 31, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing out auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences by Rule 17a-13,
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 7a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is reasonable possibility that material misstatement of the Company's financial statements will not be prevented or detected and corrected on timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31 2014 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,

ANTON & CHIA, LLP

Gregory Anton Wahl, CPA
Firm Founder and Managing Partner

ANTON & CHIA

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Curren & Company

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Curren & Company identified the following provision of 17 C.F.R 15c3-3k under which Curren & Company claimed an exemption from 17 C.F.R 240.15c3-3: (2) (ii) the exemption provisions and (2) Curren & Company stated that Curren & Company met the identified exemption provisions throughout the most recent fiscal year without exception Curren & Company management is responsible for compliance with the identified exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about Curren & Company compliance with the exemption provisions review is substantially less in scope that an examination the objective of which is the expression of an opinion on managements statements. Accordingly we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to managements statements referred to above for them to be fairly stated in all material respects based on the provisions set forth in paragraph (k) 2(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

/s/ Anton & Chia, LLP
February 25, 2015

ANTON & CHIA — CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-6)

To Board of Directors and Stockholder of
Curren & Company

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerate below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-6) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Curren & Company. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority Inc.(FINRA) and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-6. Curren & Company's management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our endings are as follows:

1. Compared the listed assessment payments in Form SIPC-6 with respective to cash disbursement records entries, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-6 for the year ended December 31, 2014, noting no differences.
3. Compare any adjustments reported in Form SIPC-6 with supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-6 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compare the amount of any overpayment applied to the current assessment with the Form SIPC-6 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be an expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Anton & Chia, LLP

Newport Beach, CA
February 25th, 2015

SIPC-6

(34 REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Payment Form

For the first half of the fiscal year ending 12/31/2014

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-6

(34 REV 7/10)

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

042004 FINRA DEC
CURREN & COMPANY 18*18
1900 MAIN ST STE 325
IRVINE CA 92614-7330

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General assessment payment for the first half of the fiscal year (item 2e from page 2) $ 828

1. Less prior year overpayment applied as reflected on SIPC-7 if applicable (0)

2. Assessment balance due 828

B. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

C. Total assessment and interest due $ 828

D. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as C above) $ 828

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Curren & Company
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Vice President
(Title)

Dated the 29 day of July, 20 14

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

CURREN AND COMPANY
1900 MAIN STREET, STE.325
IRVINE, CA 92614
PH.949-476-3230

California Bank & Trust
1900 Main Street
Irvine, CA 92614

11886

16-330/1220
300

7/29/2014

TO THE ORDER OF SIPC $ **828.00

Eight Hundred Twenty-Eight and 00/100** DOLLARS

SIPC

MO General Assessment Fee, SIPC-6-2014

AUTHORIZED SIGNATURE

Details on Back. Security Features Included.

⑈011886⑈ ⑆122003396⑆ 3090291431⑈